SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Tree.com, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

894675107

(CUSIP Number of Class of Securities)

Douglas R. Lebda

Tree.com, Inc.

Chief Executive Officer

11115 Rushmore Drive

Charlotte, NC 28277

Telephone: 704-541-5351

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s) Filing Statement)

Copy to:

Richard W. Viola, Esq.

Elizabeth G. Wren, Esq.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000	$1,069.50

*                 Estimated for purposes of calculating the filing fee only.  This amount is based on the offer to purchase not more than $15,000,000 in value of shares of the common stock, par value $.01 per share, of Tree.com, Inc.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,069.50	Filing Party:	Tree.com, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	November 18, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-I(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Tree.com, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 18, 2010, as amended by Amendment No. 1 to Schedule TO filed with the Commission on December 20, 2010 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $15,000,000 in value of shares of its common stock, par value $.01 (the “Shares”), at a price per Share not greater than $7.75 nor less than $7.25, net to the seller in cash, without interest and less any applicable withholding taxes.  The Company’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 2 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.  All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following at the end thereof:

“On December 23, 2010, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 17, 2010.  A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is hereby incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(C) Press Release issued by the Company on December 23, 2010 after Exhibit number (a)(5)(B).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 23, 2010

TREE.COM, INC.

By:	/s/ Douglas R. Lebda
Douglas R. Lebda
Chief Executive Officer and President

Exhibit Index

Exhibit No.	Description

(a)(1)(A)(i)*	Offer to Purchase dated November 18, 2010.

(a)(1)(A)(ii)*	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute W-9).

(a)(1)(B)*	Form of Notice of Guaranteed Delivery

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letters to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letters to Shareholders

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on November 18, 2010.

(a)(5)(B)*	Press Release issued by the Company on December 20, 2010.

(a)(5)(C)	Press Release issued by the Company on December 23, 2010.

(b)	Not applicable.

(d)(1)	Second Amended and Restated Tree.com, Inc. 2008 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.2 to Tree’s Current Report on Form 8-K, filed May 1, 2009).

(d)(2)	Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.15 to Tree’s Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008).

(d)(3)

Employment Agreement between Douglas R. Lebda and IAC/InterActiveCorp, dated as of January 7, 2008 (incorporated by reference to Exhibit 10.6 to Tree’s Registration Statement on Form S-1 (No. 333-152700), filed August 1, 2008).

(d)(4)

Amendment No. 1 to Employment Agreement between Douglas R. Lebda and IAC/InterActiveCorp, dated as of August 15, 2008 (incorporated by reference to Exhibit 99.1 to Tree’s Current Report on Form 8-K filed August 20, 2008).

(d)(5)	Amendment No. 2 to the Employment Agreement between Douglas R. Lebda and Tree.com, Inc. (incorporated by reference to Exhibit 10.1 to Tree’s Current Report on Form 8-K, filed March 27, 2009).

(d)(6)

Amended and Restated Employment Agreement between Tree.com, Inc. and Douglas R. Lebda, dated October 26, 2010 (incorporated by reference to Exhibit 10.2 to Tree’s Current Report on Form 8-K, filed November 1, 2010).

(d)(7)	Employment Agreement between Tree.com, Inc. and Steven Ozonian, dated October 31, 2010 (incorporated by reference to Exhibit 10.1 to Tree’s Current Report on Form 8-K, filed November 1, 2010).

(d)(8)

Employment Agreement by and between David Norris and Lending Tree, LLC, dated June 30, 2008 (incorporated by reference to Exhibit 10.5 to Tree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(9)

Amendment to Employment Agreement between David Norris and Tree.com, Inc., dated December 3, 2009 (incorporated by reference to Exhibit 10.6 on Tree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(10)	Amendment No. 2 to Employment Agreement between David Norris and Tree.com, Inc., dated May 10, 2010 (incorporated by reference to Exhibit 10.7 on Tree’s Quarterly Report on Form 10-Q for

the quarter ended March 31, 2010).

(d)(11)

Change in Control Letter from Tree.com, Inc. to Greg Hanson, dated March 26, 2010 (incorporated by reference to Exhibit 10.9 on Tree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(12)

Letter Agreement between Tree.com, Inc. and Christopher Hayek, dated June 28, 2010 (incorporated by reference to Exhibit 10.3 on Tree’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(13)	Form of Notice of Restricted Stock Unit Award (incorporated by reference to Exhibit 10.4 to Tree’s Current Report on Form 8-K, filed March 27, 2009).

(d)(14)	Form of Restricted Stock Award (incorporated by reference to Exhibit 10.5 to Tree’s Current Report on Form 8-K, filed March 27, 2009).

(d)(15)	Form of Notice of Stock Option Award (incorporated by reference to Exhibit 10.6 to Tree’s Current Report on Form 8-K, filed March 27, 2009).

(d)(16)

Registration Rights Agreement, dated August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to Tree’s Current Report on Form 8-K, filed August 25, 2008).

(d)(17)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC relating to the Spinco Agreement, dated as of May 13, 2008, to which IAC/InterActiveCorp, Liberty Media Corporation and others are parties thereto (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 (incorporated by reference to Exhibit 10.6 to Tree’s Current Report on Form 8-K, filed August 25, 2008).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on Schedule TO.